UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release dated August 10, 2018 of Seanergy Maritime Holdings Corp. titled: "Seanergy Maritime Holdings Corp. Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2018".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: August 10, 2018	/s/ Stamatios Tsantanis
By: Stamatios Tsantanis Chief Executive Officer

Exhibit 1

Seanergy Maritime Holdings Corp. Reports Financial Results for the
Second Quarter and Six Months Ended June 30, 2018
Highlights of the Second Quarter of 2018:
▪	Net revenues: $16.8 million in Q2 2018, down 8% compared to $18.4 million in Q2 2017
▪	EBITDA[1]: $1.9 million in Q2 2018, as compared to an EBITDA of $3.5 million in Q2 2017
▪	Net loss: $8.9 million in Q2 2018, as compared to a net loss of $3.3 million in Q2 2017
Highlights of First Half of 2018:
▪	Net revenues: $38.1 million in the six months ended June 30, 2018, up 20% compared to $31.7 million in 2017
▪	EBITDA[1]: $6.5 million in the six months ended June 30, 2018, up 86% as compared to an EBITDA of $3.5 million in 2017
▪	Net loss of $12.3 million in the six months ended June 30, 2018, as compared to a Net loss of $9.6 million in 2017
▪	Stockholder's equity of $28.6 million, up 18% compared to $24.3 million at June 30, 2017
August 10, 2018 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its financial results for the second quarter and six months ended June 30, 2018.
For the quarter ended June 30, 2018, the Company generated net revenues of $16.8 million, an 8% decrease compared to the second quarter of 2017. For the six-month period ended June 30, 2018, net revenues were $38.1 million, up 20% from the first half of 2017. As of June 30, 2018, stockholder's equity was $28.6 million and cash and cash equivalents, including restricted cash, was $13 million.
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"During the first half of 2018 our efforts were primarily focused on improving our liquidity and capital structure. We refinanced successfully two Capesize vessels that were acquired in 2016, achieving a capital release of approximately $10 million. In addition, the value appreciation of our fleet combined with the uninterrupted servicing of all of our loan facilities has led to an increase of our net asset value. Finally we expanded our banking relationships further in the Chinese market, establishing Seanergy as a key business partner of a major Chinese financing institution.
"Our results for the second quarter of 2018, were affected by the seasonal weakness of the Brazilian exporting volumes and other temporary adverse conditions of the Capesize market. Since the beginning of the third quarter, the market has recovered significantly reflecting the very strong fundamentals of the Capesize sector.
"We expect that the positive momentum will continue going forward and that the market will rise further towards the historical averages. In the third quarter of 2018 our Capesize vessels have been fixed for 73% of their ownership days at a TCE of approximately $23,420, while our fleet has respectively been fixed for 77% of its ownership days at a TCE of approximately $20,680. This represents a 133% increase compared to the 2Q18 TCE.
"We are very optimistic for the market conditions for the remaining of the year. Demand for seaborne transportation of iron ore and coal will exceed its initial expectations, while fleet growth is negligible. Beyond the current year, we expect that the limited newbuilding ordering activity seen recently and the implementation of the IMO 2020 regulations will contribute to sustained strength in the Capesize market for the next years.
"As a final note, we are continuously pursuing transactions that will increase our net asset value, enhance our shareholders value and ensure our compliance with the upcoming environmental regulations."
Company Fleet:
Vessel Name	Vessel Class	Capacity (in dwt)	Year Built	Yard
Championship	Capesize	179,238	2011	Sungdong
Partnership (1)	Capesize	179,213	2012	Hyundai
Knightship (2)	Capesize	178,978	2010	Hyundai
Lordship (3)	Capesize	178,838	2010	Hyundai
Gloriuship	Capesize	171,314	2004	Hyundai
Leadership	Capesize	171,199	2001	Koyo – Imabari
Geniuship	Capesize	170,057	2010	Sungdong
Premiership	Capesize	170,024	2010	Sungdong
Squireship	Capesize	170,018	2010	Sungdong
Guardianship	Supramax	56,884	2011	CSC Jinling
Gladiatorship	Supramax	56,819	2010	CSC Jinling
Total / Average		1,682,582	9.3 years
(1)
This vessel is being chartered by a major European utility and energy company and was delivered to the charterer on June 13, 2017 for a period of employment of about 12 months to about 18 months at a gross daily rate of $16,200.

(2)	This vessel was sold to and leased back from a major Chinese leasing institution on June 29, 2018 for an eight year period.
(3)
This vessel is being chartered by a major European charterer and was delivered to the charterer on June 28, 2017 for a period of about 18 months to about 22 months. The net daily charter hire is calculated at an index linked rate based on the five routes average time charter rate of the Baltic Capesize Index. In addition, the time charter provides us an option for any period of time during the term to be converted into a fixed rate time charter with a duration of minimum three months to maximum 12 months, with a rate corresponding to the prevailing value of the respective Capesize forward freight agreement.

[1]
EBITDA and Time Charter Equivalent ("TCE") rate are non-GAAP measures. Please see the reconciliation below of EBITDA to net loss and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

Fleet Data:
(U.S. Dollars in thousands)
	Q2 2018	Q2 2017	6M 2018	6M 2017
Ownership days (1)	1,001	940	1,991	1,840
Available days (2)	1,001	940	1,991	1,827
Operating days (3)	999	940	1,987	1,825
Fleet utilization (4)	99. 8%	100%	99.8%	99.2%
TCE rate (5)	$8,859	$10,278	$10,272	$8,255
Daily Vessel Operating Expenses (6)	$5,242	$4,585	$5,178	$4,605
(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Available days are the number of ownership days less the aggregate number of days that the vessels are off-hire due to drydockings, special and intermediate surveys, or days when the vessels are in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which the vessels should be capable of generating revenues. During the three months ended June 30, 2018, the Company incurred zero off-hire days for vessel dry dockings. During the three months ended June 30, 2017, the Company incurred zero off-hire days for vessel dry dockings. During the six months ended June 30, 2018, the Company incurred zero off-hire days for vessel drydockings. During the six months ended June 30, 2017, the Company incurred 13 off-hire days for one vessel drydocking.

(3)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually could generate revenues. In the quarter ended June 30, 2018, the Company incurred two off-hire days due to unforeseen circumstances. In the quarter ended June 30, 2017, the Company did not incur any off-hire days due to unforeseen circumstances. During the six months ended June 30, 2018, the Company incurred four off-hire days due to unforeseen circumstances. During the six months ended June 30, 2017, the Company incurred two off-hire days due to unforeseen circumstances.

(4)	Fleet utilization is the percentage of time that the vessels are generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)
Time Charter Equivalent (TCE) rate is defined as the Company's net revenue less voyage expenses during a period divided by the number of the Company's operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company's management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance. The Company's calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company's net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q2 2018	Q2 2017	6M 2018	6M 2017
Net revenues from vessels	16,820	18,372	38,142	31,694
Less: Voyage expenses	7,970	8,711	17,732	16,629
Net operating revenues	8,850	9,661	20,410	15,065
Operating days	999	940	1,987	1,825
TCE rate	8,859	10,278	10,272	8,255

(6)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company's calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company's vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q2 2018	Q2 2017	6M 2018	6M 2017
Vessel operating expenses	5,247	4,613	10,310	8,796
Less: Pre-delivery expenses	-	303	-	322
Vessel operating expenses before pre-delivery expenses	5,247	4,310	10,310	8,474
Ownership days	1,001	940	1,991	1,840
Daily Vessel Operating Expenses	5,242	4,585	5,178	4,605

EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q2 2018	Q2 2017	6M 2018	6M 2017
Net loss	(8,867)	(3,305)	(12,309)	(9,590)
Add: Net interest and finance cost	7,789	4,097	12,929	7,693
Add: Taxes	(11)	(4)	(11)	-
Add: Depreciation and amortization	2,961	2,759	5,900	5,382
EBITDA	1,872	3,547	6,509	3,485

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.
EBITDA is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.
Second Quarter 2018 Developments:
Relaxation on Loan Facilities and Covenant Deferrals
On April 30, 2018, the Company agreed proactively with UniCredit Bank (i) to temporarily relax the minimum security cover undertaking until June 2019 and (ii) to temporarily amend and relax until June 2019 certain other financial covenants contained in its senior secured loan facility dated September 11, 2015, as this has been further amended.
On May 18, 2018, the Company agreed proactively with Amsterdam Trade Bank to temporarily amend and relax until June 2019 certain of its financial covenants contained in its senior secured loan facility dated May 24, 2017, as amended and restated on September 25, 2017.
On June 29, 2018, the Company agreed with Alpha Bank (i) to temporarily waive and defer the application date of the security requirement undertaking until March 2021 and (ii) to temporarily amend and relax until June 2019 certain other financial covenants contained in its senior secured loan facilities dated March 6, 2015 and November 4, 2015, respectively, as these have been further amended.
The Company is in compliance with all the covenants under its loan facilities.
Refinancing of the M/V Lordship and M/V Knightship
New Loan Facility
On June 11, 2018, the Company entered into a $24.5 million loan agreement for the purpose of refinancing the outstanding indebtedness of M/V Lordship under the previous loan facility with Northern Shipping Funds dated November 28, 2016. The earliest maturity date of the new facility is in June 2023, which can be extended until June 2025 subject to certain conditions.
Sale and Leaseback Transaction
On June 28, 2018, the Company has entered into a $26.5 million sale and leaseback transaction for the M/V Knightship with a major Chinese leasing institution for the purpose of refinancing the outstanding indebtedness of M/V Knightship under the previous loan facility with Northern Shipping Funds dated November 28, 2016. Seanergy sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year. The Company has the option to repurchase M/V Knightship at any time following the second anniversary of the bareboat charter party.
Following these two transactions, the aggregate amount of capital released was approximately $10 million.
Shelf Registration Statement Replacement:
The Company intends to file today a shelf registration statement on Form F-3 which will replace, if it is declared effective by the Securities and Exchange Commission, the Company's current shelf registration statement on Form F-3 (File No. 333-205301) which would otherwise expire on August 14, 2018. At this time, the Company has no plans to offer securities under either shelf registration statement.  Any determination to offer securities in the future will be subject to market conditions and approval by the Company's Board of Directors.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2018	December 31, 2017*
ASSETS
Cash and restricted cash	12,998	11,039
Vessels, net	249,344	254,730
Other assets	12,950	9,936
TOTAL ASSETS	275,292	275,705

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank debt and other financial liabilities	199,023	195,021
Convertible promissory note	8,869	6,785
Due to related parties	19,346	17,342
Other liabilities	19,420	15,244
Stockholders' equity	28,634	41,313
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	275,292	275,705

        *Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues:
Vessel revenue, net	16,820	18,372	38,142	31,694
Expenses:
Voyage expenses	(7,970)	(8,711)	(17,732)	(16,629)
Vessel operating expenses	(5,247)	(4,613)	(10,310)	(8,796)
Management fees	(264)	(248)	(528)	(488)
General and administrative expenses	(1,451)	(1,230)	(3,003)	(2,269)
Depreciation and amortization	(2,961)	(2,759)	(5,900)	(5,382)
Operating (loss) / income	(1,073)	811	669	(1,870)
Other expenses:
Interest and finance costs	(7,788)	(4,098)	(12,929)	(7,701)
Other, net	(6)	(18)	(49)	(19)
Total other expenses, net:	(7,794)	(4,116)	(12,978)	(7,720)
Net loss	(8,867)	(3,305)	(12,309)	(9,590)

Net loss per common share, basic	(0.24)	(0.09)	(0.33)	(0.27)
Weighted average number of common shares outstanding, basic	37,021,770	36,133,155	36,949,832	35,217,339

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently operates a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 9.3 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.
Please visit our company website at: www.seanergymaritime.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com